August 28, 2014

VIA EDGAR

Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Ironwood Multi-Strategy Fund LLC
File Nos. 333- 197488 and 811-22464
Request for Acceleration

Dear Ms. Hatch:

Ironwood Institutional Multi-Strategy Fund LLC (the “Company”) hereby requests that the effective date of the Registration Statement filed August 19, 2014 on Form N-2 (listed as an EDGAR N-2/A filing) under the Securities Act of 1933 (the “Registration Statement”) be accelerated to August 29, 2014.

We request that we be notified of such effectiveness by a telephone call to Jason Spears of Shearman & Sterling LLP at (212) 848-7795, and that such effectiveness also be confirmed in writing.

The Company acknowledges that should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges, that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ironwood Multi-Strategy Fund LLC

By:	/s/ Jonathan Gans

Name: Jonathan Gans
Title: President

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks

Name: Mark Fairbanks
Title: President